For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

PACIFIC NORTH WEST CAPITAL COMMENCES DRILLING ON THE FIEDMONT PGM PROPERTY, QUEBEC

March 11, 2009.  Vancouver, BC – Pacific North West Capital Corp. (PFN) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) is pleased to announce that drilling on the Fiedmont Platinum Group Metals (PGM) property near Val d’Or, QC, will commence on March 16, 2009.  PFN has the option to earn a 60% interest in the Fiedmont property from Kinbauri Gold Corp. (“Kinbauri”) (TSX.V: KNB), subject to a 2% NSR held by the original vendors. The vendor’s NSR is subject to a one percent (1%), $900,000 buy-back. Further to the news release dated December 16/2008, PFN may pay Kinbauri an aggregate amount of $98,000, issue 150,000 PFN common shares to Kinbauri, and expend $400,000 on exploration prior to November 30th, 2010 to earn its interest.

The Fiedmont property is located 30 kilometres north of Val d’Or and is road accessible. The property consists of 84 claim (3,458 ha) covering the Fiedmont Intrusive Complex. In 2006, Kinbauri completed a four hole diamond drilling program totalling 240 meters, and a heli-borne magnetometer survey. In 2008, Kinbauri collected 1811 humus samples as part of a geochemical survey.

Mineralization on the property consists of disseminated sulphides in silicified gabbroic rocks. Five showings have been identified to date, four of which occur along a distinct magnetic trend that appears to be associated with the northern contact of the intrusion. Chip samples from these showings returned grades of up to 1.52 g/t Pt and 4.21g/t Pd over surface widths of 1.0 meters. Kinbauri’s 2006 drill program returned grades of up to 0.45 g/t Pt and 1.04 g/t Pd over 5.0 meters apparent width.

The planned drill program consists of 10 holes totalling approximately 1500 meters. The holes will test coincident humus geochemical and magnetic anomalies associated with known PGM showings in the Fiedmont Complex. The attached map shows the planned drill hole locations plotted on a total field magnetic image for the area.

Jonathan Findlay, Ph.D., P.Geo is the qualified person for this press release.

About Kinbauri Gold Corp:

Kinbauri is a TSXV – Tier 1 Mineral Exploration Company focused on the development of mineral properties, primarily precious metal prospects in North western Spain, Nevada and Canada.  Its immediate focus is to expand and upgrade resources to reserves at the El Valle property in Asturias, Spain in order to start operations at the mine and existing mill complex there in 2011.  Kinbauri currently has 52,103,051 common shares issued and outstanding.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. is a mineral exploration company focused on Platinum Group Metals (PGM), precious and base metals. Management’s corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production. To that end, Pacific North West Capital’s current option/joint ventures agreements are with Anglo Platinum, Xstrata Nickel, Benton Resources, First Nickel and SOQUEM.

Pacific North West Capital Corp. is well funded, has an experienced management team and has the ability to take advantage of the tremendous acquisition opportunities presented by current market conditions. The Company’s focus is to acquire advanced stage precious metals projects and to continue to expand its Platinum Group Metals and base metals division.

Pacific North West Capital Corp. has approximately $6.9 million in working capital and securities.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	March 11, 2009